UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-37657

YIREN DIGITAL LTD.

28/F, China Merchants Bureau Building

118 Jianguo Road

Chaoyang District, Beijing 100022

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Adoption of 2025 Share Incentive Plan

To promote the success and enhance the value of Yiren Digital Ltd. (the “Company”), on June 6, 2025, the Company’s board of directors (the “Board”) approved the 2025 Share Incentive Plan (the “2025 Plan”), which became effective on the same day. The maximum aggregate number of shares of the Company which may be issued pursuant to all awards under the 2025 Plan shall be 18,560,000 ordinary shares, par value US$0.0001 per share, of the Company.

The above description of the material terms of the 2025 Plan is qualified in its entirety by reference to the Company’s 2025 Plan, which is included as Exhibit 4.1 hereto and incorporated by reference herein.

Exhibit Index

Exhibit No.	Description

4.1	Yiren Digital Ltd. 2025 Share Incentive Plan

99.1	Yiren Digital Reports First Quarter 2025 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yiren Digital Ltd.

By:	/s/ Yuning Feng
	Name:	Yuning Feng
	Title:	Chief Financial Officer

Date: June 13, 2025